EXHIBIT 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years

	(As Restated) 2002	(As Restated) 2003	2004	2005		2006

				10/30/04 to 11/17/05	11/18/05 to 12/28/05

	(dollars in thousands)
Fixed Charges:
Interest expense	$8,099	$8,100	$18,025	$38,726	$3,385	$28,813
Capitalized interest	45	57	95	84	106	166
Interest portion of rent expense	837	756	799	733	82	961

Total Fixed Charges	$8,981	$8,913	$18,919	$39,543	$3,573	$29,940

Earnings:
Pretax income	$12,084	$12,302	$1,343	($18,844)	($981)	$1,709
Add fixed charges	8,981	8,913	18,919	39,543	3,573	29,940
Subtract Capitalized Interest	(45)	(57)	(95)	(84)	(106)	(166)

Total Earnings	$21,020	$21,158	$20,167	$20,615	$2,486	$31,483
Ratio of Earnings to Fixed Charges	2.3x	2.4x	1.1x	0.5x	0.7x	1.1x